SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: November 2009	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
	By:	/s/ Russel C. Robertson
		Name:	Russel C. Robertson
		Title:	Chief Financial Officer

	By:	/s/ Blair F. Morrison
Date: November 24, 2009		Name:	Blair F. Morrison
		Title:	Senior Vice-President, Deputy General Counsel, Corporate Affairs and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Press Release – BMO Financial Group Announces Agreement to Acquire the Diners Club North American Franchise From Citigroup